AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                        Financial Statements and Schedule

                        December 31, 2000, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED) for the transition period from _______________ to_______________


COMMISSION FILE NUMBER: 000-27399


         1. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

         American Savings Bank Employees' Savings and Profit Sharing Plan

         1. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

         American Financial Holdings, Inc.
         102 West Main Street
         New Britain, Connecticut 06051

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                            PAGE

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                                 4


SUPPLEMENTAL SCHEDULE
    Schedule H - Line 4i - Schedule of Assets Held at End of Year             9

REQUIRED INFORMATION                                                         10

SIGNATURES                                                                   11

EXHIBIT INDEX                                                                12
    Independent Auditors' Consent

Note: The following schedules, as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 are not applicable.

         Line 4j - Schedule of Investment Assets (Acquired and Disposed of
                   Within Year)
         Line 4k - Schedule of Reportable Transactions

                          INDEPENDENT AUDITORS' REPORT

The Human Resources Committee
American Savings Bank
New Britain, Connecticut:



We have audited the accompanying statements of net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              [Graphic Omitted] KPMG LLP

Hartford, Connecticut
June 8, 2001

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits


                           December 31, 2000 and 1999




                                                                                          2000               1999
                                                                                        --------           --------

Assets:

    Investments (cost basis of $9,703,616 in 2000 and $8,768,738
       in 1999) (note 3)                                                              $  13,630,129           9,989,001
    Participant loans                                                                       485,193             381,704
    Cash                                                                                     15,517              27,193
    Accrued income                                                                              212                 119
    Contributions receivable from employees                                                  54,804                  --
                                                                                        -----------         -----------

          Total assets                                                                   14,185,855          10,398,017
                                                                                        -----------         -----------


Liabilities:
    Accounts payable                                                                            296              77,409
                                                                                        -----------         -----------

          Total liabilities                                                                     296              77,409
                                                                                        -----------         -----------

          Net assets available for plan benefits                                      $  14,185,559          10,320,608
                                                                                        ===========         ===========


See accompanying notes to financial statements.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN


Statements of Changes in Net Assets Available for Plan Benefits

         Years ended December 31, 2000, 1999 and 1998



                                                                             2000                1999                 1998
                                                                           --------            --------             --------

Additions to net assets attributed to:
    Investment income:
       Net change in unrealized appreciation
          in fair value of investments                                 $   2,706,251           1,220,531             224,919
       Interest and dividend income                                          302,157             213,537             504,765
       Other income                                                               --               4,492                  --
       Realized gain on investments                                          330,960             206,665              65,975
       Interest income on participant loans                                   32,884              36,868              33,008
    Employer contributions                                                        --             210,961             513,114
    Employee contributions                                                   817,012             817,054             451,672
                                                                         -----------         -----------         -----------

            Total additions                                                4,189,264           2,710,108           1,793,453
                                                                         -----------         -----------         -----------
Deductions from net assets attributed to:
    Net withdrawals by participants                                         (291,510)           (721,918)           (452,080)
    Refund to plan participants (note 5)                                      (2,842)            (72,275)                 --
    Administrative expenses                                                  (29,961)            (16,145)             (2,295)
                                                                         -----------         -----------         -----------
            Total deductions                                                (324,313)           (810,338)           (454,375)
                                                                         -----------         -----------         -----------
Net increase                                                               3,864,951           1,899,770           1,339,078

Net assets available for plan benefits as of
    beginning of year                                                     10,320,608           8,420,838           7,081,760
                                                                         -----------         -----------         -----------
Net assets available for plan benefits as
    of end of year                                                     $  14,185,559          10,320,608           8,420,838
                                                                         ===========         ===========         ===========

See accompanying notes to financial statements.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2000, 1999 and 1998


(1)    DESCRIPTION OF THE PLAN

       The following brief description of the American Savings Bank Employees' Savings and Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan, which became effective December 1, 1985, is a defined contribution plan sponsored by American Savings Bank (the Bank). Prior to December 1, 2000 employees were eligible to participate in the Plan if they had completed at least one year of service which included 1,000 hours of service. An amendment to the plan effective December 1, 2000 changed the eligibility requirements to allow employees to participate in the Plan on the first day of the calendar month coinciding with or immediately following one full month of employment which includes 83 1/3 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees must be over the age of 21 in order to be eligible.

       Effective September 1, 1999, the Bank changed trustees from Riggs National Bank (Riggs) to Bank of New York (BONY). All investments in the funds that existed were traded on September 3, 1999. On September 7, 1999, BONY received investment proceeds from Riggs and on September 7, 1999, reinvested proceeds into a money market account and on the following business day the funds were transferred into the 10 available mutual funds.

       CONTRIBUTIONS

       Participants may authorize payroll deductions of up to 15% of their earnings in 1% increments. A participant's contribution up to 6% of earnings is considered a basic contribution. The Plan allows for the Bank to make a supplemental contribution. During 2000, the Bank did not make any supplemental contribution to the Plan. All investments in the Plan are participant directed. Earnings consist of basic salary or hourly wages payable to an employee, including bonuses, incentive payments and overtime. Participants may apportion such contributions among the following Barclays Global Investors, N.A. (Barclays) collective trust funds: Equity Index; S&P Mid Cap Stock Fund; Money Market Fund; Bond Fund; Stable Value Fund; InternationaL Stock Fund; Income Plus Fund; Growth & Income Fund; Growth Fund; S&P 500 Value Fund; S&P 500 Growth Fund and Russell 2000 Fund. In connection with the conversion of American Savings Bank from a state-chartered mutual to a state-chartered capital stock savings bank and the simultaneous formation of American Financial Holdings, Inc. (the Company), the parent company of American Savings Bank, on November 30, 1999, the participants also have an additional investment option of purchasing stock in the Company.


                                       4                             (Continued)

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2000, 1999 and 1998


       VESTING

       All participants are fully vested in their own contributions. Effective September 1, 1999, employees become fully vested in employer matching contributions on the first of the month following completion of three years of eligibility. Prior to September 1, 1999, employees became vested in employer matching contributions on the first of the month following completion of two years of eligibility.

       PAYMENT OF BENEFITS

       Upon permanent disability or death, a lump sum payment is made to the participant. In the event of termination, if the participant's account balance does not exceed $3,500, payment will be an automatic lump sum. If the account balance does exceed $3,500, then the participant may elect to defer payment not later than when age 70-1/2 is reached. Distributions with respect to participant contributions are also permitted in the case of hardship. If termination is due to a participant's death, the participant's beneficiary will receive a lump-sum payment. All distributions are made by check.

       PARTICIPANT LOANS

       The participant loans accrue interest and are repaid through payroll deductions over terms selected by the participants, up to a maximum of five years unless the loan is to be used in conjunction with the purchase of a principal residence of the participant, in which case the term of the loan is equal to the term of the mortgage securing the residence. All loans bear interest at the Bank's prime lending rate plus 1%.

       FORFEITURES

       Forfeitures of nonvested accounts of employer contributions and earnings thereon shall be made available to the employer, through transfer from the participant's account to the employer credit account. Once the transfer has occurred, such amounts shall be used at the option of the Bank to (1) reduce administrative expenses for that contribution period
       (2) offset any contributions to be made by the Bank for that contribution period or (3) be allocated to all eligible participants deemed to be employed as of the last day of the contribution period.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared using the accrual basis of accounting.

                                       5                             (Continued)

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2000, 1999 and 1998


       INVESTMENT VALUATION AND INCOME RECOGNITION

       Investments in collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The common shares of American Financial Holdings, Inc. are valued at fair value which is based on published market price. Realized gains and losses on investments are based on the average cost of the investments. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

       LOAN VALUATION

       Loans to participants are stated at amortized cost, which approximates their market value.

       PAYMENT OF BENEFITS/WITHDRAWALS

       Benefits/withdrawals are recorded when paid.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined SFAS No. 133 will not have an impact on the Plan's financial statements.

(3)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplified the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

                                       6                             (Continued)

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2000, 1999 And 1998


The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets.

                                                                                             2000              1999
                                                                                           --------          --------

       American Financial Holdings, Inc. common stock,
          392,835 shares in 2000 and 382,404 shares in 1999*                            $  8,102,222          4,803,950
       Barclays Equity Index Collective Trust Fund, 125,362 units
          in 2000 and 121,051 units in 1999                                                2,177,544          2,313,619
       Barclays Government Money Market Fund, 2,139,100 units
          in 2000 and 1,959,303 units in 1999                                              2,139,100          1,959,304

       *Indicates party-in-interest to the Plan.

       During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 3,037,211 and $1,427,196, respectively, as follows:

                                                2000            1999
                                              --------        --------

             Collective trust funds     $      (223,226)       454,825
             Common stock*                    3,260,437        972,371
                                            -----------    -----------

                                        $     3,037,211      1,427,196
                                            ===========    ===========


       *Indicates party-in-interest to the Plan.


(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Bank has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination or complete discontinuance of contributions, the participants' account balances would become nonforfeitable and distributable in accordance with the provisions of the Plan.

                                       7                             (Continued)

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2000, 1999 and 1998


(5)    INCOME TAX STATUS

       The Plan has received a tax determination letter from the Internal Revenue Service dated September 14, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Routine compliance testing for 1999 revealed that allocations under a newly-instituted ESOP would cause Plan contributions to exceed the limits permissible under the IRC Section 415 for certain individuals. In order to avoid violating these limitations the Plan refunded $75,117 to the employees affected during the first and second quarters of 2000. At December 31, 1999 $72,275 of this amount is included in accounts payable on the financial statements. The remaining $2,842 is shown as a refund to plan participants for the year 2000 and is a reduction to Plan assets. The Plan sponsor does not believe that these matters will have a significant impact on the Plan and its exemption from federal income taxes. Compliance testing was completed for the year 2000 activity and it was determined that contributions were within limits allowable under IRS Section 415.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                 Schedule H - Line 4i - Schedule of Assets Held
                                 at End of Year


                               December 31, 2000

                                                                                                                       Current
            Identity of Issue                                   Number of Shares/Units Held                             Value
----------------------------------------  ---------------------------------------------------------------------  -------------------
American Financial Holdings,
    Inc. common stock *                         392,835.000   shares: net asset value per share $20.625             $  8,102,222
Barclays Equity Index
    Collective Trust Fund                       125,362.349   units: net asset value per unit $17.37                   2,177,544
Barclays S&P Mid Cap Stock
    Collective Trust Fund                         5,211.973   units: net asset value per unit $18.73                      97,620
Barclays Government Money
    Market Fund                               2,139,100.010   units: net asset value per unit $1.00                    2,139,100
Barclays Bond Collective
    Trust Fund                                    2,135.916   units: net asset value per unit $14.15                      30,223
Barclays Stable Value
    Collective Trust Fund                        30,673.867   units: net asset value per unit $12.48                     382,796
Barclays International Stock
    Collective Trust Fund                         2,312.366   units: net asset value per unit $12.09                      27,960
Barclays Income Plus
    Collective Trust Fund                           513.937   units: net asset value per unit $12.80                       6,578
Barclays Growth & Income
    Collective Trust Fund                        27,244.361   units: net asset value per unit $13.62                     371,068
Barclays Growth Collective
    Trust Fund                                   16,589.449   units: net asset value per unit $14.48                     240,215
Barclays S&P 500 Value
    Trust Fund                                      574.515   units: net asset value per unit $11.42                       6,561
Barclays S&P 500 Growth
    Trust Fund                                    4,177.758   units: net asset value per unit $9.82                       41,026
Barclays Russell 2000
    Trust Fund                                      633.499   units: net asset value per unit $11.39                       7,216
                                                                                                                     -----------

         Total investments                                                                                          $ 13,630,129
                                                                                                                     ===========

Loans to participants*                                                                                              $    485,193
                                                                                                                     ===========


* Indicates party-in-interest to the Plan

                              REQUIRED INFORMATION


ITEM 1-3. The American Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 2001              AMERICAN SAVINGS BANK EMPLOYEES'
                                  SAVINGS AND PROFIT SHARING PLAN

                                  By:/s/Richard J. Moore
                                     -------------------------------------------
                                     Richard J. Moore
                                     Plan Administrator

                                  EXHIBIT INDEX

                         ------------------------------


   EXHIBIT
    NUMBER                                 DESCRIPTION
---------------  ---------------------------------------------------------------

      23                               Consent of KPMG LLP

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
American Financial Holdings, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-93953) on Form S-8 of American Financial Holdings, Inc. of our report dated June 8, 2001, relating to the statements of net assets available for benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of American Financial Holdings, Inc.

                                  [Graphic Omitted] KPMG LLP

Hartford, Connecticut
June 29, 2001